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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
007511108
(CUSIP Number)
Neil Townsend, Esq.
399 Park Avenue
New York, NY 10022-4689
Phone: 212-705-7722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007511108	Page	2	of	19

1	NAMES OF REPORTING PERSONS: ACT-DE LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
26-0685800

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*  Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	3	of	19

1	NAMES OF REPORTING PERSONS: H.I.G. - ACT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Applied For

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	4	of	19

1	NAMES OF REPORTING PERSONS: H.I.G. INVESTMENT GROUP III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
80-0134969

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	5	of	19

1	NAMES OF REPORTING PERSONS: H.I.G. ASSOCIATES III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
90-0265798

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	6	of	19

1	NAMES OF REPORTING PERSONS: H.I.G.- CAPITAL PARTNERS III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-366742

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	7	of	19

1	NAMES OF REPORTING PERSONS: H.I.G. ADVISORS III, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
55-0809387

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	8	of	19

1	NAMES OF REPORTING PERSONS: H.I.G.-GPII, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
65-0863795

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	9	of	19

1	NAMES OF REPORTING PERSONS: ANTHONY TAMER

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	10	of	19

1	NAMES OF REPORTING PERSONS: SAMI W. MNAYMNEH

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.65%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the conversion of all shares of Preferred Stock, but before dilution for stock options to be issued to management in connection with the recapitalization described in Item 4 herein) representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. The percentage ownership is subject to downward adjustment in the event the conversion rate is, pursuant to the terms of the Series C Preferred Stock, adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108	Page	11	of	19
Item 1. Security and Issuer
     This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) and the Series C Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of Advanced Communications Technologies, Inc., a Florida corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer has its principal executive offices at 420 Lexington Avenue, New York, New York 10170.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by (i) ACT-DE LLC, a Delaware limited liability company (“ACT LLC”), (ii) H.I.G. — ACT, Ltd., a Cayman Islands corporation (“HIG ACT”) and the sole member of ACT LLC, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG CP III”) and a shareholder of HIG ACT, (iv) H.I.G. Advisors III, L.L.C. a Delaware limited liability company (“HIG LLC”) and the general partner of HIG CP III, (v) H.I.G. Investment Group III, L.P., a Cayman Islands limited partnership (“HIG IG III”) and a shareholder of HIG ACT, (vi) H.I.G. Associates III, L.P., a Cayman Islands limited partnership (“HIG Associates”) and the general partner of HIG IG III, (vii) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), the manager of HIG LLC and the general partner of HIG Associates, and (viii) Messrs. Mnaymneh and Tamer, each a Co-President of HIG GP (ACT LLC, HIG ACT, HIG CP III, HIG LLC, HIG IG III, HIG Associates, HIG GP, and Messrs. Mnaymneh and Tamer collectively being referred to as the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.
(b) The address of the principal business and principal office of each of the Reporting Persons (except HIG ACT, HIG Associates and HIG IG III) is c/o H.IG. Capital L.L.C., 855 Boylston Street, 11th Floor, Boston MA 02116. The address of the principal business and principal office of each of HIG ACT, HIG Associates and HIG IG III is PO Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman Cayman Islands.
(c) The principal business of ACT LLC is as a holding company. The principal business of HIG ACT is as a holding company. The principal business of HIG CP III is that of making private equity and related investments. The principal business of HIG LLC is acting as the general partner of HIG CP III. The principal business of HIG IG III is that of making private equity and related investments. The principal business of HIG Associates is acting as general partner to HIG IG III. The principal business of HIG GP is managing certain private equity funds, including HIG CP III and HIG IG III. The principal business of each of Mr. Mnaymneh and Mr. Tamer is acting as a Co-President of HIG GP.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

CUSIP No.	007511108	Page	12	of	19
proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) HIG CP III is a limited partnership organized under the laws of the State of Delaware. HIG IG III is a limited partnership organized under the laws of the Cayman Islands. HIG Associates is a limited partnership organized under the laws of the Cayman Islands. HIG LLC and ACT LLC are each limited liability companies organized under the laws of the State of Delaware. HIG ACT is a corporation organized under the laws of the Cayman Islands. HIG GP is a corporation organized under the laws of the State of Delaware. Messrs. Mnaymneh and Tamer are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
On August 17, 2007, ACT LLC and the Issuer entered into a Purchase Agreement (a copy of which is attached hereto as Exhibit 2 and hereinafter referred to as the “Purchase Agreement”), pursuant to which ACT LLC agreed to purchase shares of Series C Preferred Stock. At the closing of the transaction on August 17, 2007 (the “Closing Date”), the Issuer sold 913.79 shares of Series C Preferred Stock to ACT LLC for an aggregate purchase price of $5,756,896.55, or $6,300 per share. All of the funds required to acquire the shares of Series C Preferred Stock were obtained from capital contributions from HIG ACT. All of the funds provided by HIG ACT to ACT LLC were obtained from capital contributions from HIG CP III and HIG IP III. HIG CP III and HIG IP III provided the capital contributions from working capital.
Item 4. Purpose of Transaction
Pursuant to the Purchase Agreement, ACT LLC agreed to purchase 913.79 shares of Series C Preferred Stock. As contemplated by the Purchase Agreement, the Issuer and ACT LLC entered into a number of definitive agreements (the “Definitive Agreements”). ACT LLC’s purchase of the Series C Preferred Stock and entry into the Definitive Agreements was consummated in connection with a recapitalization of the Issuer that resulted in ACT LLC owning approximately 72.65% of the ownership interest in the Issuer post-closing.
On or about August 17, 2007 (the “Closing Date”), the Issuer entered into a series of transactions to effect a recapitalization (the “Recapitalization”) which, among other transactions, included the following:
•	ACT LLC’s purchase of the Series C Preferred Stock;

•	the acquisition of a new operating subsidiary, Vance Baldwin, Inc.; and

•	the issuance of $23.7 million in senior and subordinated notes pursuant to a Note Purchase Agreement, for which Sankaty Advisors, LLC is the agent.
In connection with the Recapitalization, the holders of the Issuer’s Series A Convertible Preferred Stock, par value $.01 per share, Series A-1 Convertible Preferred Stock, par value $.01

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per share, and Series B Convertible Preferred Stock, par value $.01 per share, exchanged such stock for the newly designated Series A-2 Convertible Preferred Stock, par value $.01 per share (the “Exchange”). In the Exchange, the existing preferred stockholders provided a full release of any claims against the Company, but were not required to provide any other consideration other than the surrender of their outstanding shares of preferred stock. In connection with the Recapitalization, the Company also paid off outstanding debts to certain creditors with an aggregate payment of approximately $3,600,000 in cash. One creditor received a convertible promissory note in addition to a cash payment. Certain of the creditors purchased shares of the Series A-2 Convertible Preferred Stock from one of the stockholders receiving such stock pursuant to the Exchange.
The terms of the Series C Preferred Stock and the Definitive Agreements are described below.
Series C Preferred
The Series C Preferred ranks senior to the Common Stock and all other currently designated series of preferred stock of the Issuer. Dividends accrue cumulatively on a daily basis during each quarter on the Series C Preferred at a rate per annum of 12% of the Series C Preference Amount (as defined below). Dividends accrue from the date of issuance through the date of liquidation, dissolution or winding up of the Company or through the date of conversion. The right to dividends on the Series C Preferred will extinguish upon conversion of the Series C Preferred. So long as any shares of Series C Preferred are outstanding, no dividends may be paid or distributions made on the Common Stock or any class of preferred stock ranking junior to the Series C Preferred (collectively, “Junior Stock”) until all accrued but unpaid dividends, if any, on the Series C Preferred have been paid, unless:
•	the Company obtains the written consent of the holders of a majority of the outstanding shares of the Series C Preferred; or

•	the Company enters into an agreement with any officer, employee or director of the Company pursuant to which the Company is entitled or required to repurchase shares of Common Stock or any preferred stock (or options therefore) from such officer, employee or director.
     In the event of the liquidation, dissolution or winding up of the Company, the holders of each share of Series C Preferred will be entitled to receive payment per share (the “Series C Liquidation Value”) equal to the greater of (i) $6,300 (the “Series C Preference Amount”) plus all accrued and unpaid dividends thereon or (ii) the Assumed Conversion Amount (as defined below). The Series C Liquidation Value will be paid before any payment or distribution of the assets of the Company, or proceeds therefrom, to the holders of shares of any Junior Stock. The “Assumed Conversion Amount” will mean the total amount of proceeds that would be payable to the holder of a share of Series C Preferred upon the liquidation, dissolution or winding up of the Company if, immediately prior to such event, each outstanding share of Series C Preferred were deemed to be converted into a number of shares of Common Stock at the applicable “Series C Conversion Rate.”

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     Pursuant to the formula for determining the Series C Conversion Rate currently contemplated in the Certificate of Designation for the Series C Preferred, the holders of the Series C Preferred, in the aggregate, will be entitled to receive shares of Common Stock equal to 79.5% of (A) the number of issued and outstanding shares of Common Stock on the date hereof, plus (B) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred, Series C Preferred and Series D Preferred outstanding on the date hereof, plus (C) 80,000,000 shares of restricted Common Stock issuable to management upon the effective filing of the Charter Amendment (as defined below) plus (D) any shares of Common Stock issued pursuant to the Issuer’s convertible indebtedness (collectively, the “Outstanding Amount”). The foregoing conversion rate will be subject to further adjustment (downward to a floor of 72.5% of the Outstanding Amount) if the return, or deemed return, per share of Series C Preferred meets certain targets (as further described in the Certificate of Designation for the Series C Preferred). In the event that the number of shares of outstanding Common Stock is changed by any stock dividend, stock split, reclassification or recapitalization at any time shares of Series C Preferred are outstanding, the Series C Conversion Rate will be proportionately adjusted.
     The shares of Series C Preferred will be convertible into shares of Common Stock following shareholder approval and the requisite state filing of a charter amendment (the “Charter Amendment”) that increases the number of authorized shares of Common Stock to an amount sufficient for the conversion of Series C Preferred into Common Stock at the Series C Conversion Rate. Shareholder approval will be needed to effect the charter amendment. The Board of Directors anticipates taking action to organize a stockholder meeting for this purpose promptly after the Closing Date. The Series C Preferred will be automatically converted into Common Stock at the applicable Series C Conversion Rate in the event that the holders of at least 50% of the outstanding Series C Preferred elect such conversion; otherwise, a holder of Series C may elect to convert some or all of such holder’s shares of Series C Preferred at the applicable Series C Conversion Rate at any time following the effectiveness of the charter amendment discussed above.
     The holders of Series C Preferred will be entitled to vote with the holders of Common Stock together as a single class on all matters submitted for a vote of the holders of Common Stock that do not require a separate class vote of the holders of Common Stock under the Company’s Certificate of Incorporation or applicable law or regulations. Each share of Series C Preferred will entitle the holder thereof to such number of votes per share equal to the initial Series C Conversion rate (79.5% of the Outstanding Amount, in the aggregate). In addition, the consent of the holders of at least a majority of the outstanding shares of Series C Preferred, voting as a class, will be required to, among other actions by the Company or any of its subsidiaries, (i) amend the Company’s Articles of Incorporation or the Certificate of Designation relating to the Series C Preferred if such action would adversely affect the rights and preferences of the Series C Preferred, (ii) authorize, issue or sell new securities other than pursuant to an equity incentive plan, (iii) authorize any liquidation, merger or sale of assets involving $500,000 or more in assets of the Company; (iv) incur debt in excess of $100,000; or (v) commence any material litigation.

CUSIP No.	007511108	Page	15	of	19
     The foregoing description of the terms of the Series C Preferred is qualified in its entirety by the Certificate of Designation for the Series C Preferred, which is attached hereto, as Exhibit 3.
Stockholder and Registration Rights Agreements
On the Closing Date, the Issuer and ACT LLC also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) and a Stockholders Agreement (the “Series C Stockholders Agreement”). Subject to customary terms and conditions set forth in the Registration Rights Agreement, the Company has agreed that ACT LLC will have certain demand registration rights with respect to shares of Common Stock that it may hold, subject to certain limitations, and that ACT LLC and certain other stockholders, including the holders of the Issuer’s Series D Preferred Stock, will have piggy-back registration rights with respect to shares of Common Stock that they may hold. The Company is required to use its best efforts to effect the registration and sale of shares pursuant to a request under this agreement as expeditiously as possible upon demand and is responsible for all registration expenses.
Pursuant to the Stockholders Agreement, Randall Prouty, Dr. Michael Finch and Jonathan J. Lichtman resigned as members of the Company’s Board of Directors, with the Board then consisting of seven members: Wayne Danson, the Chief Executive Officer of the Company, three independent persons designated by ACT LLC, and two other persons designated by ACT LLC and one individual who was an independent director of the Company prior to the recapitalization. ACT LLC has designated the following individuals to the Board: John R. Black and William J. Nolan, who are not deemed independent, and John G. Ball, Thomas R. Ketteler and Gerald E. Wedren, who are deemed independent. The pre-recapitalization director remaining on the Board is Wilbank J. Roche.
The parties to the Stockholders Agreement also agreed to certain other voting arrangements in favor of actions taken by ACT LLC. This agreement also contains transfer restrictions with respect to Series C Preferred, limited rights of first refusal in favor of ACT LLC and other investors on any transfer of any preferred stock by the Company, a right of first refusal in favor of ACT LLC on certain transfers of preferred stock by ACT LLC, “tag along” rights permitting certain other investors to participate in certain sales by ACT LLC of its Series C Preferred, and an agreement by the parties to vote in favor of a sale of the Company if approved by ACT LLC, subject in each case to certain conditions.
The foregoing description of the terms of the Registration Rights Agreement and the Stockholders Agreement is qualified in its entirety by the Registration Rights Agreement and the Stockholders Agreement, each of which is attached hereto, as Exhibit 4 and Exhibit 5, respectively.
Item 5. Interest in Securities of the Issuer
(a) ACT LLC is the direct record owner of 913.79 shares of Series C Preferred Stock. Each share of Series C Preferred Stock is automatically convertible, subject to adjustment pursuant to the

CUSIP No.	007511108	Page	16	of	19
terms of the Certificate of Designation, into 78,399,417,171.49 shares of Common Stock following shareholder approval and the requisite state filing of the Charter Amendment. Accordingly, as of August 17, 2007, ACT LLC may be deemed to beneficially own an aggregate of 78,399,417,171.49 shares of Common Stock that are issuable upon the automatic conversion of the Series C Preferred Stock, representing approximately 72.65% of the outstanding shares of Common Stock, which percentage is based on 4,997,711,570 shares of Common Stock which were outstanding as of May 1, 2007 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on June 20, 2007, and an aggregate of 102,921,634,323 shares of Common Stock which will be (a) be issued to senior officers in connection with the Recapitalization, and (b) issued upon conversion of the Series C Preferred Stock, Series A-2 Preferred Stock and Series D Preferred Stock. Due to their respective relationships with ACT LLC and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 78,399,417,171.49 shares of the Issuer’s Common Stock that are issuable upon the automatic conversion of the Series C Preferred Stock. Except for ACT LLC each Reporting Person disclaims beneficial ownership of all shares of the Common Stock except to the extent of any indirect pecuniary interest therein.
(b) Each of the Reporting Persons is deemed to share with ACT LLC the power to vote or to direct the vote and to dispose or to direct the disposition of 78,399,417,171.49 shares of the Issuer’s Common Stock.
(c) Except for the transactions described in Items 3 and 4 above, no other transactions in shares of the Issuer’s Common Stock or Series C Preferred Stock were effected by the Reporting Persons or any persons set forth on Schedule I or in Item 2(e) hereto during the sixty days before the date of this Schedule 13D.
(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Series C Preferred Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.
The Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibit 2.
The Certificate of Designation is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Certificate of Designation in this Schedule 13D is

CUSIP No.	007511108	Page	17	of	19
qualified in its entirety by reference to the Certificate of Designation, which is attached hereto, as Exhibit 3.
The Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto, as Exhibit 4.
The Stockholder Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Stockholder Agreement in this Schedule 13D is qualified in its entirety by reference to the Stockholder Agreement, which is attached hereto, as Exhibit 5.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.
In addition, the Reporting Person, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer or dispose of some or all of the Reporting Person’s current holdings of the Series C Preferred Stock and Common Stock.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated August 23, 2007, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2	Purchase Agreement, dated August 17, 2007, by and between ACT LLC, the other purchasers party thereto and Advanced Communications Technologies, Inc.

Exhibit 3	Certificate of Designation of the Series C Preferred Stock of Advanced Communications Technologies, Inc.

Exhibit 4	Registration Rights Agreement, dated August 17, 2007, between the Investors from time to time signatory thereto and Advanced Communications Technologies, Inc.

Exhibit 5	Stockholders Agreement, dated August 17, 2007, between ACT LLC, the other stockholders party thereto and Advanced Communications Technologies, Inc.

7

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACT-DE LLC By: H.I.G. — ACT, LTD., its sole member
By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

H.I.G. — ACT, LTD.
By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

H.I.G. INVESTMENT GROUP III, L.P. By: H.I.G. Associates III, L.P., its general partner By: H.I.G.-GPII, Inc., its general partner

By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

H.I.G. CAPITAL PARTNERS III, L.P. By: HIG Advisors III, LLC, its general partner By: H.I.G.-GPII, Inc., its sole member
By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

CUSIP No.	007511108	Page	19	of	19

H.I.G. ASSOCIATES III, L.P. By: H.I.G.-GPII, Inc., its general partner
By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

H.I.G. ADVISORS III, L.L.C. By: H.I.G.-GPII, Inc., its sole member
By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

H.I.G.-GPII, Inc.
By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

/s/ Anthony Tamer
Anthony Tamer

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh